HEAD OFFICE:25,NEHRU PLACE,NEW DELHI-110019, PHONE:26452666-72 FAX: (91-11)26465748

SEC:SE
19th October, 2004

BY AIR MAIL

04045816

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International , Corporation Finance,
450, Fifth Street, N.W.,
WASHINGTON, D.C. 20549

RECEIVED
2004 NOV -1 A 10:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sir,

SUB: **i) Listing Application**
ii) Form No.2

RE: **123g3-2(b) EXEMPTION-FILE 82-3821**

SUPPL

Enclosed please find the copies of the following documents :

Listing Application	:	Filed with Stock Exchanges for Listing of 59,602 Equity Shares of Rs.10/- each allotted on 11.10.2004 under employees Stock Options Scheme.
Form No.2-Return of Allotment	:	Filed with Registrar of Companies

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

Encl: As above

PROCESSED
NOV 02 2004
THOMSON
FINANCIAL

Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues)

1. Name of Company	**RANBAXY LABORATORIES LTD**
2. New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3. New Issue- (a) Date of Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 11.10.2004 59,602 Equity Shares of Rs.10/ each As per statement attached.
4. New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5. New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Public subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and their (d) nominees	NOT APPLICABLE

RANBAXY LABORATORIES LTD. NEW DELHI

(iv) Number of shares allotted to- (a) Public other than directors And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to-	NOT APPLICABLE

NEW DELHI

(a) Public other than Directors and underwriters of their Nominees. (b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state- (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

FOR RANBAXY LABORATORIES LTD.

(TARUN DALAL)
SENIOR MANAGER (SECRETARIAL SERVICES)

Date: October 13, 2004

Annexure- A

(a) Offer price per share :

(i) **59,602 Equity Shares** :

a) Rs. 595 per share

13731 Equity Shares (inclusive of 5139 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) Rs. 673 per share

13039 Equity Shares (inclusive of 4884 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) Rs. 745 per share

17312 Equity Shares (inclusive of 6479 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

d) Rs. 567 per share

15520 Equity Shares

59602

RANBAXY LABORATORIES LTD. NEW DELHI A

FORM NO.2

No of Company: **3747**
Nominal Capital : **Rs.200 Crores**

THE COMPANIES ACT, 1956

Return of Allotment
{(Pursuant to section 75(1)) }

Name of Company : **RANBAXY LABORATORIES LIMITED**

Presented by : **MR.S.K.PATAWARI, COMPANY SECRETARY**

Return of Allotment of the **RANBAXY LABORATORIES LIMITED** made out on the following **date/dates : **11.10.2004** filed with the Registrar of Companies pursuant to section 75(1)

1. Shares allotted payable in cash:-

Class of Shares	No of Shares allotted	Nominal Amount per share	Nominal Amount total	Amount paid on application (excluding premium)	Amount paid or due and payable on allotment: paid	Amount paid or due and payable on allotment: due and payable	Amount of premium (if any) payable on shares	Amount of discount (If any)
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
1.Equity Shares	59602	10/-	596020	596020	-	-	2,68,55,479	-
2.Preference Shares other than redeemable Preference Shares			NOT APPLICABLE					
3.Redeemable preference Shares			NOT APPLICABLE					

2. (a) Shares allotted for consideration otherwise than in cash)
(i) Equity Shares -) Not Applicable
(ii) Preference Shares)
(iii) Redeemable Preference Shares)
*Number of Shares)
Nominal amount of shares)
Amount to be treated as paid-up on each shares)
The consideration for which such shares have been allotted)
Is as follows :
Property and assets required Rs.) Not Applicable
(Description))
Goodwill Rs.) Not Applicable
Services (give nature of service Rs.)
Other items (to be specified) Rs.

Sd/-

3. *Shares issued at a discount Number of shares (b)
Nominal amount of shares)
Amount of discount per shares) Not Applicable
Paid-up shares)
(A copy of the resolution for the issue of th shares at a discount with a copy of the order of the Court and also a copy of the order of the Central Government where the discount exceeds 10 per cent should be attached to this return)

** Insert date or dates of the allotment

4. Number of Bonus Shares) Not Applicable
Nominal Amount of shares)
Amount to be treated as paid up on each shares Rs.)
(A copy of the resolution authorising the issue of the bonus shares should be attached to this return.

Names, addresses and occupation of the allottees

Date of Allotment	Name of allottee In full	Address occupation of the Allottee	No of shares allotted		
			Equity	Preference shares other than Redeem-able preference shares	Redeemable preference shares
(1)	(2)	(3)	(4)	(5)	(6)
11.10.2004	(As per List attached) at Annexure-I		59,602	-	-

FOR RANBAXY LABORATORIES LIMITED

Signature :

Designation: (S.K.PATAWARI) COMPANY SECRETARY

Dated: 12.10.2004

* Distinguish between preference and Equity Shares Capital specifying separately Redeemable Preference Shares, if any.

** State whether Director, Managing Director, Manager or Secretary

Note: 1. When a return includes several allotments made on different dates, the actual Date of all such allotments should be entered at the top of the from page and the Registration of the return should be effected within one month of the first date

2. A certificate signed by :-

<u>Director</u>
<u>Managing Director</u>
<u>Manager</u>
Or
Secretary

To the effect that the conditions, if any, imposed by the Controller of Capital Issues in the order consenting to the issue of the capital represented by the shares comprised in this return have been duly complied with shall accompany this return).